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                                                                    EXHIBIT 16.1
                              [SPANTEL LETTERHEAD]

                          SPANTEL COMMUNICATIONS, INC.
                        Paseo de la Castellana 114, 8-4A
                              28046 Madrid, Spain




Dear Mr. Salberg

The present letter is to inform you that the board of directors of Spantel Communications Inc. has decided to dispense of the service of Salberg & Co. and retain the services of Spicer Jeffries & Co.

It is in no way a reflection of the work to this date of our relationship: some of our directors have had a long standing relationship with one of the Partners at Spicer Jeffries.

We are most appreciative of the assistance you have provided us with the last Audited Financial Statements and subsequent filings which have been paramount for our merger with Receptagen Ltd.

Yours truly

/s/ Mohamed Khashuggi

Mohamed Khashuggi
President & CEO
(Spantel Communications, Inc.)